January 31, 2020

Neil Sorahan
Chief Financial Officer
Ryanair Holdings plc
c/o Ryanair DAC
Dublin Office
Airside Business Park, Swords
County Dublin, K67 NY94, Ireland

       Re: Ryan Holdings plc
           Form 20-F for the Fiscal Year Ended March 31, 2019
           Filed July 30, 2019
           File No. 0-29304

Dear Mr. Sorahan:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2019

Liquidity and Capital Resources
Contractual Obligations, page 56

1. You disclose purchase obligations of 12.3 billion euros at March 31, 2019. In note (b) of the contractual obligations table you disclose that the purchase obligations are based on a non-discounted list price. The amount of the purchase obligations appears to be based on the Basic Price per aircraft of $102.5 million disclosed in footnote 23, times the firm deliveries of 135 planes under the 2014 Boeing Contract after factoring in the U.S. dollar euro exchange rate. It appears that you did not use the specific pricing terms of your aircraft purchase agreements with Boeing and that you have not disclosed your purchase obligations for the firm deliveries of 29 planes under the Boeing 2013 Contract.
 Neil Sorahan
Ryanair Holdings plc
January 31, 2020
Page 2
      The disclosures you provide under Item 5.F of Form 20-F should reflect the amounts you are required and expect to pay under your purchase obligations, and should include details of any provisions that are necessary to understand any material uncertainty or variability in the timing and amounts of the specified obligations.

      The disclosures that you provide in your financial statements should also include the actual amounts of contractual commitments for the acquisition of property, plant and equipment to comply with paragraph 74(c) of IAS 16.

      Please explain to us why you believe your existing disclosure complies with the relevant requirements of Form 20-F and IAS 16.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 with any questions.



                                                           Sincerely,
FirstName LastNameNeil Sorahan
                                                           Division of
Corporation Finance
Comapany NameRyanair Holdings plc
                                                           Office of Energy &
Transportation
January 31, 2020 Page 2
cc:       David I. Gottlieb
FirstName LastName